FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent reports second quarter 2007 results

•

Revenues at Euro 4.33 billion, up 13% sequentially and 0.5% year-over year at constant Euro/USD exchange rate

•

Adjusted operating income (loss) at Euro (19) million, including Euro 34 million from a litigation settlement

•

Adjusted net income (loss) (Group share) at Euro (336) million (Euro (0.15) per diluted share), including a net impact of Euro (176) million (Euro (0.08)) from several significant items

•

Continued momentum in order flow across all businesses

•

Integration plans are progressing

Paris, July 31, 2007 - Alcatel-Lucent’s Board of Directors (Euronext Paris and NYSE: ALU) reviewed and approved reported results for the second quarter 2007.

EXECUTIVE COMMENTARY

Patricia Russo, CEO commented: “This quarter, our revenues sequentially grew by a solid 13% at a constant Euro/USD exchange rate, with the strongest performance in the wireline and services businesses. From a regional perspective, we saw strong growth in Asia Pacific. We are seeing the benefits of the merger with momentum building in our order flow for the second consecutive quarter. As a result, our order backlog at the end of the second quarter 2007 continues to improve compared to first quarter 2007. We are also seeing the benefits of revenue synergies through the combined company’s strengths. For example, Reliance Communications selected us for both their GSM and CDMA network expansions, marking our entry into the GSM portion of Reliance’s network and we have also been selected by Telecom New Zealand to deploy our W-CDMA technology, along with our existing CDMA contract.

As we have said, 2007 is clearly a transition year for the company as we continue to execute on our integration plans in a rapidly changing industry. During the quarter, we reduced our cost structure, in areas such as IS/IT and R&D. Additionally, we reduced approximately 1,900 positions, before the impact of new managed services contracts and acquisitions (approximately 400 positions) are taken into account. Year to date we have reduced headcount by 3,800 people which is 30% of the 3-year 12,500 target. Again, this is before the impact of managed services contracts and acquisitions. Based on this progress and the ongoing efforts underway, we are planning to achieve our synergy related pre-tax savings of Euro 600 million this year. However during 2007, we are strategically reinvesting our gross margin savings to position the company for the long term, while achieving most of our operating expense savings on a comparable basis.

In the second quarter 2007, the gross margin was lower than we would have liked and was negatively impacted by continued significant investments in key markets, an unfavorable product and geographic mix as well as some impact from product related transition costs as customers migrate their networks. We believe the gross margin level this quarter is not indicative of the business going forward.

Finally, we anticipate sequential revenue growth as the year progresses, which implies a strong ramp-up in the second half 2007. Looking forward to the full year 2007, we continue to expect revenues to increase on a percentage basis at the carrier market growth rate of mid single digits at a constant Euro/USD exchange rate.”

REPORTED RESULTS

In accordance with regulatory reporting requirements, the second quarter 2007 reported results include the non-cash impacts from purchase price allocation entries following the merger with Lucent Technologies. The global Thales transaction has been closed during the second quarter 2007 and all activities which have been contributed to Thales as of June 30, 2007 (space activity on April 10, 2007 and railway signaling and integration and services activities for mission-critical systems on January 5, 2007) are not included in second quarter 2007 results.

For the second quarter 2007, Alcatel-Lucent’s reported revenues amounted to Euro 4,326 million. The reported gross profit was Euro 1,397 million, including the impacts from purchase price allocation entries of Euro (50) million. Reported operating income (loss)(1) was Euro (206) million, including the impact from purchase price allocation entries of Euro (187) million. For the quarter, reported net income (group share) was Euro (586) million or Euro (0.26) per diluted share (USD (0.35) per ADS), including the impact from purchase price allocation entries of Euro (250) million.

ADJUSTED RESULTS

In addition to the reported results Alcatel-Lucent is providing adjusted financial results in order to provide meaningful comparable information, which exclude the main non-cash impacts from purchase price allocation entries. The global Thales transaction has been closed during the second quarter 2007 and all activities which have been contributed to Thales as of June 30, 2007 (space activity on April 10, 2007 and railway signaling and integration and services activities for mission-critical systems on January 5, 2007) are not included in second quarter 2007 results. Prior period results refer to the adjusted pro forma combined operations for Alcatel-Lucent as of January 1, 2006.

For the second quarter, Alcatel-Lucent’s revenues were Euro 4,326 million, compared to a pro-forma Euro 4,491 million in the year-ago quarter, a 0.5% increase at a constant Euro/USD exchange rate, or a 4% decline at current rate. The adjusted gross profit was Euro 1,447 million, 33.4% of sales, including a positive impact of Euro 34 million from a litigation settlement, compared to an adjusted pro-forma gross profit of Euro 1,711 million in the year-ago quarter. Adjusted operating income (loss)(2) was Euro (19) million, (0.4)% of sales, compared with an adjusted pro-forma operating income (loss) of Euro 252 million in the year-ago quarter. For the quarter, adjusted net income (group share) was Euro (336) million, or Euro (0.15) per diluted share (USD (0.20) per ADS). The adjusted pro-forma net income (group share) was Euro 302 million, or Euro 0.13 per diluted share (USD 0.18 per ADS), in the second quarter 2006.

The adjusted net income (group share) for the second quarter 2007 included three significant items:

•

a positive pre & post-tax impact of Euro 42 million from a litigation settlement,

•

a positive pre-tax impact of Euro 265 million, or post-tax of Euro 80 million, reflecting an amendment of the OPEB liabilities,

•

a negative pre and post-tax impact Euro (298) million from a one-time impairment charge related to W-CDMA assets following our annual impairment assessment of each business division’s assets;

Together all three items total Euro (176) million or Euro (0.08) per diluted share (USD (0.11) per ADS).

The net (debt)/cash position was Euro 221 million as of June 30, 2007, compared with Euro (48) million as of March 31, 2007.

Adjusted Profit & Loss statement – Key Figures In Euro million except for EPS	Second Quarter 2007	Second Quarter 2006
		Pro-forma
Revenues	4,326	4,491
Gross profit	1,447	1,711
Operating income (loss)	(19)	252
Net income (group share)*	(336)	302
EPS diluted (in Euro)*	(0.15)	0.13
E/ADS** diluted (in USD)	(0.20)	0.18
Number of diluted shares (million)	2,253	2,392

* EPS is adjusted from main PPA (Purchase Price Allocation) entries taking into account a normative tax impact

**E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3520 as of June 29, 2007.

SECOND QUARTER 2007 BUSINESS HIGHLIGHTS

The following figures are based on adjusted results.

Segment breakdown (in Euro million)	Second Quarter 2007	Second Quarter 2006	yoy comparison at constant rate	First Quarter 2007	qoq comparison at constant rate
		Pro-forma
Revenues	4,326	4,491	0.5%	3,882	13%
Carriers	3,104	3,367	(5)%	2,839	11%
- Wireline	1,505	1,460	7%	1,287	18%
- Wireless	1,237	1,396	(8)%	1,204	4%
- Convergence	362	511	(27)%	348	6%
Enterprise	376	368	5%	371	3%
Services	750	699	11%	626	26%
Other & Eliminations	96	56	na	46	na

Operating income (loss)	(19)	252		(244)
Carriers	(73)	224		(194)
Enterprise	23	28		19
Services	29	35		(29)
Other & Eliminations	2	(35)		(40)

BUSINESS COMMENTARY

The following business comments are based on a year over year comparison, unless otherwise stated. Business trend comparisons are based on variations at a constant Euro/USD exchange rate.

Carrier Business Segment

For the second quarter 2007, revenue for the carrier business segment was Euro 3,104 million compared to Euro 3,367 million in the year-ago quarter, a 5% decline at a constant Euro/USD exchange rate, or an 8% decline at current rate. Adjusted operating income (loss) was Euro (73) million, a (2.4)% operating margin.

Key Highlights:

•

Reliance Communications, India’s largest integrated telecom service provider, selected Alcatel-Lucent to expand its wireless network to more than 20,000 towns and 600,000 villages. In a contract valued at more than USD 400 million, Alcatel-Lucent will deploy an IP-based next-generation CDMA and GSM network expansion, extending the range of wireless solutions Alcatel-Lucent provides to Reliance Communications.

•

As part of a Euro 168 million mobile network investment, Telecom New Zealand selected Alcatel-Lucent as its technology partner for a new 3G W-CDMA network upgrade, in addition to the recent contract award for CDMA EVDO Revision A upgrade.

•

LGS, Alcatel-Lucent’s subsidiary dedicated to serving the US Government, is part of a team led by Qwest which was awarded a stake in the Networx Universal contract.

Wireline

For the second quarter 2007, revenue for the wireline business group was Euro 1,505 million compared to Euro 1,460 million in the year-ago quarter, a 7% increase at a constant Euro/USD exchange rate, or a 3% increase at current rate.

Key Highlights:

•

Revenues were solid in access, with strong growth in the IP-based DLSAM and Fiber-to-the premises businesses. This quarter marked the highest ever quarterly performance in DSL with 9.6 million lines delivered, and for the first time more than half of the volume from the IP-based DSLAM platform. The GPON momentum continued in North America and in Western Europe where the GPON standard gained ground over competitive technologies to support very high speed services. Verizon completed a definitive agreement with Alcatel-Lucent to supply equipment for their next major advancement in GPON-based FiOS services.

•

Revenue was somewhat lower for the data business compared to the second quarter 2006, which included particularly strong results in MSWAN. The IP/MPLS service routing business recorded the tenth consecutive quarter of growth, with increasing traction and presence in the Asia Pacific region and worldwide growth faster than the market, confirming our #2 market position.

•

Revenues were very strong in optics, with robust growth in both terrestrial and submarine transport. The strong growth in the quarter was fueled by metro and long haul DWDM, OMSN and cross-connects to support high bandwidth requirements for IP video services.

•

Alcatel-Lucent won several new contracts for the Triple Play Service Delivery Architecture to support IP video services: Portugal Telecom, Vodafone Portugal and Kenya Data Network.

Wireless

For the second quarter 2007, revenue for the wireless business group was Euro 1,237 million compared to Euro 1,396 million in the year-ago quarter, a 8% decline at a constant Euro/USD exchange rate, or a 11% decline at current rate.

Key Highlights:

•

The wireless revenue decline was largely driven by low volumes, particularly in 2G GSM radio in Africa and Eastern Europe. By comparison, shipments were strong in South East Asia and in China where we have improved our market share. The refreshed 2G product offerings (Twin TRX and ATCA BSC) gained traction as mobile operators migrate to all-IP architectures. As a result of softness in the 2G business, the wireless transmission business also recorded a slight decline in the quarter.

•

The 3G business recorded good growth, primarily driven by TD-SCDMA in China, where Alcatel Shanghai Bell and its partner Datang Mobile deployed network solutions for China Mobile in Shanghai and Guangzhou. Activity in W-CDMA, which grew sequentially, was driven by Western Europe and South Korea. CDMA revenues increased in North America, with continued EVDO Rev A upgrades and growth in the subscriber base while investment in CDMA in China and Latin America declined.

•

With 2 new WiMAX trials announced during the second quarter, Alcatel-Lucent had more than 70 trials deployed. As an example, Alcatel-Lucent signed a two-year contract with SHD (a corporate joint venture between SFR and Neuf Cegetel in France) for the supply and installation of the first next-generation WiMAX network, using standard 802.16e-2005.

•

Alcatel-Lucent won several new contracts in GSM/EDGE including: Indonesia (Indosat and Excelcommindo), UAE (Etisalat), Kenya (Celtel), China (China Mobile) and Pakistan (CMPak/China Mobile).

Convergence

For the second quarter 2007, revenue for the convergence business group was Euro 362 million compared to Euro 511 million in the year-ago quarter, a 27% decline at a constant Euro/USD exchange rate, or a 29% decline at current rate.

Key Highlights:

•

In a continued competitive market, classic core switching revenue, in both wireline and wireless, continued to decline in line with the market rate. While we continue to make progress in growing the next generation core business, revenues do not yet offset the declines in classic core networking. We continue to make significant R&D investments in advance of the market impact resulting from the IP network transformations that are underway.

•

Revenues were strong in the IMS business, albeit on a small base, with investments being carried out to deliver multi-access and –device, and multimedia applications in a converged IP environment.

•

In the multimedia and payment businesses, revenues were negatively impacted by a declining market in pre-paid payment solutions. Investments continued in order to evolve IPTV capabilities.

•

Alcatel-Lucent has been selected by TerreStar to support their build of an integrated mobile satellite and land-based communications network in North America, using IMS to deliver universal access and personalized services over standard wireless devices.

•

Alcatel-Lucent has been selected by Portugal Telecom for its IPTV commercial service meo, which includes broadcast HD-TV, and video on demand.

Enterprise Business Segment

For the second quarter 2007, revenue for the enterprise business segment was Euro 376 million compared to Euro 368 million in the year-ago quarter, a 5% increase at a constant Euro/USD exchange rate, or a 2% increase at current rate. Adjusted operating income (loss) was Euro 23 million, a 6.1% operating margin.

Key Highlights:

•

Revenues showed strength across all parts of the enterprise business, with a strong performance in Western and Eastern Europe. The voice and data business contributed to the segment’s growth with good momentum in IP telephony migration pulling infrastructure upgrades as for small, medium and large businesses. Alcatel-Lucent continued further investment and effort in channel development and achieved positive results, with an 18% increase in service provider channel sales over the previous quarter, globally.

•

In addition, Alcatel-Lucent acquired privately held NetDevices, which delivers a market recognized, innovative and flexible enterprise networking platform known as a Unified Service Gateway which is designed to reduce the cost and complexity of managing branch office networks.

•

Alcatel-Lucent also entered into an agreement with NCR Corporation to provide on-site installation and maintenance services for Alcatel-Lucent enterprise communications customers in North America.

•

Alcatel-Lucent continued to innovate and target growth markets like security during the quarter. Alcatel-Lucent released two new products in this area: the OmniAccess 3500 Nonstop Laptop Guardian, and the OmniAccess SafeGuard.

•

The Alcatel-Lucent contact center activity, led by Genesys, continued to scale its market presence and executed extremely well in its core market of large enterprises, while extending its market reach via capabilities for managed services. Genesys reported strong growth in Europe and Australia, reinforcing their #1 position in CTI (Computer Telephony Integration).

Services Business Segment

For the second quarter 2007, revenue for the services business segment was Euro 750 million compared to Euro 699 million in the year-ago quarter, a 11% increase at a constant Euro/USD exchange rate, or a 7% increase at current rate. Adjusted operating income (loss) was Euro 29 million, a 3.9% operating margin.

Key Highlights:

•

The Services Business Segment continued to focus on the strategic growth areas of IP transformation, applications integration, multi vendor maintenance, and network operations.

•

Network operations and hosted services registered a strong performance, with significant wins including a three year contract with Vivo in Brazil, the largest mobile operator in the Southern hemisphere and a turnkey build out of a carrier network operations center with Shanghai Telecom in China. In addition Alcatel-Lucent won a contract to supply Network Operations Support Center services for Nextgen Networks optical network.

•

Multi vendor maintenance revenue continued to grow based on new orders such as the win with Global Crossing to oversee the maintenance of multi-vendor optical and transport equipment.

•

IPTV remains a major driver of IP network transformation. Alcatel-Lucent further penetrated the market with a key win in Portugal Telecom. In IP transformation, Alcatel-Lucent will assist BT in ensuring the 21CN migration control centre is operational to migrate 20 million customers over to the new all-IP network.

•

Alcatel-Lucent continued to add new customers in the Enterprise and Government vertical markets. A contract with Transpower New Zealand to deliver, operate and maintain a new IP-based private communications network connecting 192 sites across New Zealand was signed. And, a multi-million Euro contract by RTE, the French electricity network operator, to deploy an additional fiber-optic network was also secured.

(1)

Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain (loss) on disposal of consolidated entities, including impacts from follow-up of Lucent's purchase price allocation.

(2)

Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain (loss) on disposal of consolidated entities, excluding impacts from follow-up of Lucent's purchase price allocation.

Note: 2006 adjusted pro-forma cost of sales and operating expenses may be subject to further refinement and reclassification.

*	*	*	*	*	*	*

Alcatel-Lucent will host an audio webcast at 1:00 p.m. Paris time (12:00 p.m. London and 7:00 a.m. New York), which can be accessed at http://www.alcatel-lucent.com/2q2007.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With 79,000 employees and operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities to be transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Mark Burnworth	Tel :+ 33 (0)1 40 76 50 84	mark.burnworth@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent as well as the benefits and synergies of the completed merger transaction, benefits to Alcatel-Lucent from its improvements in product costs and restructuring efforts, improvements in new technologies, benefits that will result from strategic partnerships, acquisitions and divestitures and other statements about Alcatel-Lucent managements' future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Alcatel-Lucent, as well as Alcatel-Lucent's future performance and the industries in which Alcatel-Lucent operates, in addition to managements' assumptions. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; whether Alcatel-Lucent can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in net income, among other benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; the expected benefits from the operations transferred to Thales and the benefits arising from the increase in the Company's interest in Thales; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2006, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: August 02, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer